SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

OVERLAND STORAGE, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

690310206

(CUSIP number)

Jennifer M. Pulick

Chief Compliance Officer

Cyrus Capital Partners, L.P.

399 Park Avenue, 39th Floor

New York, New York 10022

(212) 380-5821

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 690310206	13D	Page 2 of 7

EXPLANATORY NOTE: This constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D relating to the shares of Common Stock of Overland Storage, Inc. (the “Issuer”) filed with the SEC on February 22, 2013 (as so amended, the “Schedule 13D”) by Cyrus Capital Partners, L.P., a Delaware limited partnership (“Cyrus”), Crescent 1, L.P., a Delaware limited partnership (“Crescent”), CRS Master Fund, L.P., a Cayman Islands exempted limited partnership (“CRS”), Cyrus Opportunities Master Fund II, Ltd., a Cayman Islands exempted limited company (“Cyrus Opportunities”), Cyrus Select Opportunities Master Fund, Ltd., a Cayman Islands exempted limited company (“Cyrus Select”), Cyrus Capital Partners GP, L.L.C., a Delaware limited liability company (“Cyrus GP”), Cyrus Capital Advisors, L.L.C., a Delaware limited liability company (“Cyrus Advisors”), and Mr. Stephen C. Freidheim (each of Cyrus, Cresent, CRS, Cyrus Opportunities, Cyrus Select, Cyrus GP, Cyrus Advisors and Mr. Freidheim, a “Reporting Person” and collectively the “Reporting Persons”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Only those items amended are reported herein. Capitalized terms used in this Amendment No. 1 without being defined herein have the respective meanings given to them in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 of Schedule 13D is supplemented by the following:

On May 15, 2013, Cyrus submitted a non-binding written proposal to the Issuer proposing a combination between the Issuer and Tandberg Data in which the Issuer would be the surviving entity (the “Combination”). Under the proposal, the Issuer’s shareholders would own 50% of the Issuer after the Combination and Tandberg’s shareholders would own the remaining 50%. A copy of the proposal is attached hereto as Exhibit E. The description of the proposal contained herein is qualified in its entirety by reference to Exhibit E.

The proposed Combination is subject to a number of conditions, including, among other things the satisfactory completion of due diligence and the negotiation and execution of definitive documents with representations, warranties, covenants and conditions typical and appropriate for transactions of this type.

The proposal does not constitute an agreement and Cyrus and the other Reporting Persons may modify the proposal in any way as a result of negotiations or otherwise or withdraw the proposal at any time. The parties may have discussions and negotiations from time to time regarding the Combination or alternative transactions and such discussions or negotiations may be suspended or cease at any time. There can be no assurance that any agreement will be executed or that the proposed Combination or any other transaction will receive necessary approvals or be consummated.

While it is not the Reporting Persons’ intent, the Combination may result in the Issuer’s Common Stock being eligible for termination of registration under Section 12 of the Act or delisting from the NASDAQ Capital Market. In such event, the Reporting Persons intend to seek to have Issuer’s Common Stock continue to be registered under the Act and listed on the NASDAQ Capital Market, though there can be no assurance that such efforts will be successful or that the Reporting Persons’ intent may not change in the future.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is supplemented by the information set forth in Item 4 above which is incorporated by reference in Item 6.

ITEM 7.	Materials to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended by adding the following exhibit thereto:

Exhibit E: Letter to the Issuer, dated May 15, 2013

CUSIP No. 690310206	13D	Page 3 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2013

CYRUS CAPITAL PARTNERS, L.P.

By: Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Managing Member

CRESCENT 1, L.P.

By: Cyrus Capital Advisors, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Managing Member

CRS MASTER FUND, L.P.

By: Cyrus Capital Advisors, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Managing Member

CYRUS OPPORTUNITIES MASTER FUND II, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized signatory

CYRUS SELECT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized signatory

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Managing Member

CYRUS CAPITAL ADVISORS, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Managing Member

/s/ Stephen C. Freidheim
Stephen C. Freidheim, individually

CUSIP No. 690310206	13D	Page 4 of 7

Exhibit E

May 15, 2013

Eric L Kelly, President & CEO

Overland Storage, Inc.

125 S. Market Street, San Jose, CA 95113

9112 Spectrum Center Blvd., San Diego, CA 92123

Dear Mr. Kelly,

Following our recent discussion, we are pleased to present to you a proposal in regards to a business combination between Tandberg Data (Holdings) Sarl (“Tandberg”) and Overland Storage Inc. (“Overland”) (the “Transaction”) . We look forward to working with you on a consensual basis to conclude a formal agreement and move forward to implement the Transaction. Overland Storage and Tandberg are two companies with complementary structures and culture, and a combination represents a very good strategic and industrial fit.

As you are aware, Cyrus and FBC Holdings Sarl (“FBC”, an affiliate of Cyrus and Tandberg’s shareholder) have been in discussions with you about a business combination between Tandberg and Overland for some period of time. Each party has completed substantial due diligence, has shared financial information and collectively examined the synergies and value creation that could be realized by a combination of the two businesses.

As you are aware, Cyrus Capital Partners, L.P. as investment manager for certain funds which invested in the Overland convertible debenture were required as a result of their shareholding on an if converted basis to file on February 12, 2013 with the SEC on Form 13D certain disclosures relating to those fund’s investment in Overland. There is a requirement to update that filing based on material changes. As a result we will be required to append this letter to the revised filing.

CUSIP No. 690310206	13D	Page 5 of 7

Rational for the Transaction

We wish to reiterate why we believe that a transaction between Tandberg and Overland makes economic and business sense for both parties.

•	Substantial cost synergies should facilitate profitability and cash generation post integration and restructuring

•	The two companies’ channels and route to market are complementary

•	Both companies share a common target market – business users – and a complementary customer base

•	Complementary products should drive a greater relevance and share of a customer’s purchases

•	Opportunity for additional RDX removable hard disk license revenues

•	Much larger sales team with far greater geographic and account coverage

•	By combining the complementary NAS technology and product portfolio from both companies more markets will be covered allowing for significant increase in revenue

•	Geographic expansion for Overland’s product set

•	Potentially new opportunities with global OEM accounts

•	Stronger marketing organization can provide much greater efficiency and drive demand

•	Stronger R&D capabilities to protect and grow existing business as well as develop innovative products for the future

•	Tandberg tape automation engineers can provide continuity to the automation business for both companies

o	This should also protect and enhance the significant service revenue that Overland has created over the years

•	Tandberg has a world class manufacturing and integration facility in China

•	Greater scale and market presence would provide an opportunity to compete more effectively

Further, despite the fact that FBC will become a significant shareholder in Overland if the Transaction is consummated, it is anticipated that the current Overland board will comprise a majority of the directors post-closing and Overland will be the surviving business entity. We continue to have confidence in both the Overland and Tandberg management teams and their ability to run a larger integrated business.

CUSIP No. 690310206	13D	Page 6 of 7

About Tandberg

Tandberg is a global leader in data storage and protection solutions for small and medium-sized businesses, remote offices, workgroups and departments of large enterprise companies. The company’s wide range of cost-effective storage products and services provides customers with best-in-class tape, disk, removable disk and software solutions for backup, archiving and disaster recovery. These solutions are marketed through a global channel of qualified resellers, distributors and major server OEMs. An extensive service and support network supports Tandberg products worldwide. Tandberg also owns and operates an outsourced manufacturing facility in China which offers manufacturing and servicing for both Tandberg and external customers’ products. Tandberg’s revenue for the calendar year ended 2012 on a US GAAP basis was approximately $67 million.

The Proposal

The terms of the Proposal are as follows:

•

Overland would acquire Tandberg on the basis of a merger of equals (i.e., Overland’s shareholders, on a fully diluted basis, would own 50% of Overland after the combination and Tandberg’s shareholders would own the remaining 50%)

•	In addition, it is anticipated that the Transaction may include an opportunity for Overland shareholders to receive cash for a portion of their shareholdings in Overland

In conclusion, we believe that now is the time to effect a business combination of Overland and Tandberg. Currently Overland is not free cash flow positive and the company is burning cash as it completes its business transition and strategy implementation. A deal with Tandberg will greatly improve both the size and scale of the business and will allow the combined entity, in our opinion, to generate significant free cash flow versus historical performance.

Please confirm that Overland’s board of directors has agreed to this proposal in principal by 12:00 pm (Eastern Standard Time) on May 18, 2013 or this proposal shall automatically terminate and the offer to entertain negotiations with respect to the transaction on the terms set forth herein shall automatically be withdrawn. We reserve all rights with respect to other offers or actions that we may choose to make in relation to Overland. We look forward to entering into consensual discussions with you to move towards final transaction documentation and hope that you will find our proposal constructive. Except for the following paragraph, our proposal set forth herein is non-binding, and is subject to due diligence and the negotiation and execution of definitive transaction documents.

CUSIP No. 690310206	13D	Page 7 of 7

Upon acceptance of the proposal, Overland expressly agrees to enter into an exclusivity period with Tandberg for a period of 90 days, during which it shall notify Tandberg of any approach made by a third party with respect to a merger, amalgamation or purchase, or other analogous transactions, for all or a portion of Overland’s shares or assets and an agreement not to negotiate with such parties. If Overland accepts a competing offer or its board recommends that shareholders accept a competing offer with respect to any of the transactions described above during the six months following the date of this letter, Overland agrees to pay FBC Sarl, a break fee equal to $1.5 million and 25% of any value proposed above our proposal.

We look forward to working with you to conclude this mutually beneficial transaction for both our companies.

Very truly yours,

Cyrus Capital Partners L.P.

By:	/s/ Stephen C. Freidheim

ACCEPTED AND AGREED

Overland Storage, Inc.

By:
Eric Kelly
Chief Executive Officer